Exhibit 4.25

LOAN AGREEMENT

Party A: Shanghai Zhengduo Information Technology Co., Ltd.

Representative:

Address: Building No.3, 700 Yishan Road, Xuhui District, Shanghai 200233, the People’s Republic of China

Telephone Number: 021-33979999

Party B: Shanghai Tonghua Network Technology Co., Ltd.

Representative:

Address:

Telephone Number:

(In this Agreement, Party A and Party B are called collectively as the “Parties” and respectively as “Party” or “Other Party”)

WHEREAS, Party B applied for a loan from Party A in order to carry out Party B’s business activities. After friendly negotiations, NOW, THEREFORE, Party A and Party B concluded this loan agreement to clarify the Parties’ rights and obligations as follows.

Article 1. The amount of the loan is six million RMB (RMB6, 000,000).

Article 2. Party B shall use the loan for game development of Shanghai Tonghua Network Technology Co., Ltd. Whereas, Party A had concluded a cooperation agreement that established Party B, with TONG, Hua and DOU, Hao, the shareholders of Party B, in 2009. Party B recognizes that the six million RMB loan under Article 1 is included in the promised range of assistance which is ten million RMB under Article 3 of the cooperation agreement.

Article 3. Under the provisions and conditions of this Agreement, Party A has provided an interest-free loan to Party B without consideration.

Article 4. Pledge.

XIAO, Yang and DOU, Hao, the shareholders of Party B, shall pledge all their equity interests held in Party B to guarantee repayment.

Article 5. Repayment.

Party B shall repay the loan under this Agreement with its profits by priority.

Article 6. Warranties.

1.	Party B shall use the loan in accordance with the provisions of this Agreement, and shall not use the loan for other purposes or in connection with illegal activities.

2.	Party B shall repay the loan within the term under this Agreement.

3.	Party B is obliged to accept Party A’s check and supervision on the usage of loan, as well as the implementation of plan, the state of operation, management, financial activities, inventory of material, etc.

Article 7. Liabilities for Breach.

1.	Party B’s Liabilities for Breach

a)	If Party B doesn’t use the loan in accordance with the provisions under this Agreement, Party A shall have the right to withdraw part or all of the loan. At the same time, Party B shall be held liable for the breach.

b)	If Party B doesn’t repay the loan upon due date, Party A shall have the right to recover the entire amount of the loan. At the same time, Party shall be held liable for the breach.

c)	If Party B uses the loan in connection with illegal activities, Party A shall have the right to recover the entire amount of the loan. In serious cases, Party B shall be handed over to judicial authority to investigate into criminal responsibilities.

Article 8. Resolution of Disputes.

If any dispute shall arise in connection with the performance of this agreement, the Parties may solve the disputes by good faith negotiations. If the dispute cannot be resolved through good faith negotiations, either party may submit the dispute to be resolved by the People’s Court at Party A’s location.

Article 9. Miscellaneous.

1.	No party may modify or terminate this Agreement without authorization. If either party requests to modify or terminate this Agreement, the party should timely notice the other party in writing and then reach a written amendment with the other party.

2.	In the event that there are outstanding issues under this Agreement, the Parties should negotiate and make a supplemental agreement. The effectiveness of the supplemental agreement shall be the same as this Agreement.

3.	This Agreement is made in two counterparts that shall take effect upon seal by both parties. Party A and Party B shall each have one counterpart, the effectiveness of which shall be the same.

Party A: Shanghai Zhengduo Information Technology Co., Ltd. (Seal)
Representative:

Party B: Shanghai Tonghua Network Technology Co., Ltd. (Seal)
Representative:

Date: March 27, 2012

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